Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
November 22, 2024
PRICING SUPPLEMENT
(To Product Supplement No. 2 dated May 8, 2024, Prospectus Supplement dated
February 21, 2024 and Prospectus dated February 21, 2024)

HSBC USA Inc.



Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside

$2,044,000 Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027

☐ Linked to the **lowest performing** of the Class B common stock of NIKE, Inc. and the common stock of Intel Corporation (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")

☐ Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Whether the securities are automatically called for a fixed call premium or, if not automatically called, the maturity payment amount, will depend, in each case, on the performance of the lowest performing Underlying Stock on the call date or the final calculation day, as applicable. The lowest performing Underlying Stock on the call date or the final calculation day is the Underlying Stock that has the lowest stock return on that day (i.e., the lowest percentage change from its starting price to its stock closing price on that day).

☐ **Automatic Call.** If the stock closing price of the lowest performing Underlying Stock on the call date occurring approximately one year after issuance is greater than or equal to its starting price, the securities will be automatically called for the face amount plus a call premium of 35.00% of the face amount

☐ **Maturity Payment Amount.** If the securities are not automatically called, you will receive a maturity payment amount that could be greater than, equal to or less than the face amount depending on the ending price of the lowest performing Underlying Stock on the final calculation day as follows:

  ☐ If the ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price, you will receive the face amount plus a positive return equal to 200% of the percentage increase in the price of that Underlying Stock from its starting price

  ☐ If the ending price of the lowest performing Underlying Stock on the final calculation day is less than or equal to its starting price but not by more than 40%, you receive the face amount *plus* a positive return equal to the absolute value of the percentage decline in the value of the lowest performing Underlying Stock on the final calculation day from its starting price to the ending price, which will effectively be capped at a positive return of 40%

  ☐ If the ending price of the lowest performing Underlying Stock on the final calculation day is less than its starting price by more than 40%, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock on the final calculation day from its starting price, and you will lose more than 40%, and possibly all, of the face amount

☐ Investors may lose a significant portion or all of the face amount

☐ If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of either Underlying Stock beyond the call premium, which may be significant. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of either Underlying Stock at the upside participation rate

☐ Your return on the securities will depend **solely** on the performance of the Underlying Stock that is the lowest performing Underlying Stock on the call date or the final calculation day, as applicable. You will not benefit in any way from the performance of the better performing Underlying Stock. Therefore, you will be adversely affected if either Underlying Stock performs poorly, even if the other Underlying Stock performs favorably

☐ All payments on the securities are subject to the credit risk of HSBC USA Inc. and you will have no ability to pursue the issuer of either Underlying Stock for payment; if HSBC USA Inc. defaults on its obligations, you could lose all or some of your investment

☐ No periodic interest payments or dividends

☐ No exchange listing; designed to be held to maturity or earlier automatic call

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or product supplement. Any representation to the contrary is a criminal offense.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. You should refer to "Selected Risk Considerations" beginning on page PS-8 of this document and "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement, and page PS-5 of the accompanying product supplement.

	Original Offering Price	Underwriting Discount [1]	Proceeds to HSBC
Per Security	$1,000.00	$25.75	$974.25
Total	$2,044,000.00	$52,633.00	$1,991,367.00

[1] HSBC Securities (USA) Inc. will receive an underwriting discount of $25.75 per security, which it will pay to the agent, Wells Fargo Securities, LLC ("Wells Fargo Securities"), as a commission. The agent may resell the securities to other securities dealers at the original offering price less a concession of $20.00 per security. Such securities dealers may include Wells Fargo Advisors ("WFA") (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, each an affiliate of Wells Fargo Securities). In addition to the selling concession allowed to WFA, the agent may pay $0.75 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $3.50 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. See "Terms of the Securities—Agent's Commission and Other Fees" in this pricing supplement and "Use of Proceeds and Hedging" in the prospectus supplement for information regarding how we may hedge our obligations under the securities.

The estimated initial value of the securities on the pricing date is $929.50 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" on page PS-3 and "Selected Risk Considerations" beginning on page PS-8 of this document for additional information.

HSBC Securities (USA) Inc.   **Wells Fargo Securities**

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Terms of the Securities	
Issuer:	HSBC USA Inc.
Market Measures:	The lowest performing of Class B common stock of NIKE, Inc. (Bloomberg ticker: NKE) (the "NKE") and the common stock of Intel Corporation (Bloomberg ticker: INTC) (the "INTC") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")
Original Offering Price:	$1,000 per security
Face Amount:	The principal amount of $1,000 per security. References in this pricing supplement to a "security" are to a security with a face amount of $1,000.
Pricing Date:	November 22, 2024
Issue Date:	November 27, 2024
Final Calculation Day:	November 22, 2027, subject to postponement as described below under "—Market Disruption Events and Postponement Provisions."
Stated Maturity Date:	November 26, 2027, subject to postponement. The securities are not subject to redemption at the option of HSBC or repayment at the option of any holder of the securities prior to maturity or automatic call.
Automatic Call:	If the stock closing price of the lowest performing Underlying Stock on the call date is greater than or equal to its starting price, the securities will be automatically called, and on the call settlement date, you will receive the face amount per security plus the call premium.
	If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of either Underlying Stock beyond the call premium, which may be significant. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of either Underlying Stock at the upside participation rate.
	If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.
Call Date:	November 28, 2025, subject to postponement
Call Premium:	35.00% of the face amount, or $350.00 per $1,000 face amount of the securities
Call Settlement Date:	Three business days after the call date (as the call date may be postponed pursuant to "—Market Disruption Events and Postponement Provisions" below, if applicable).
Maturity Payment Amount:	If the securities are not automatically called on the call date, then on the stated maturity date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the maturity payment amount. The "maturity payment amount" per security will equal:

- if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price:

$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day × upside participation rate);

- if the ending price of the lowest performing Underlying Stock on the final calculation day is less than or equal to its starting price, but greater than or equal to its threshold price:

$1,000 + ($1,000 × absolute value of the stock return of the lowest performing Underlying Stock on the final calculation day); or

- if the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price:

$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day)

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



	If the securities are not automatically called and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock on the final calculation day from its starting price and will lose more than 40%, and possibly all, of the face amount of your securities at maturity.
Upside Participation Rate:	200%
Threshold Price:	$46.44 with respect to the NKE and $14.70 with respect to the INTC, each of which is 60.00% of its starting price.
Lowest Performing Underlying Stock:	For the call date or the final calculation day, the Underlying Stock with the lowest stock return on that day.
Stock Return:	For the call date or the final calculation day, the "stock return" with respect to an Underlying Stock is the percentage change from its starting price to its stock closing price on that day, measured as follows: stock closing price on that day – starting price starting price If the stock return is equal to -5%, the absolute value of the stock return would be +5%
Starting Price:	$77.40 with respect to the NKE and $24.50 with respect to the INTC, each of which was its stock closing price on the pricing date.
Ending Price:	With respect to each Underlying Stock, its stock closing price on the final calculation day.
Stock Closing Price:	With respect to each Underlying Stock, its stock closing price and the adjustment factor have the meanings set forth under "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Certain Definitions" in the accompanying product supplement.
Market Disruption Events and Postponement Provisions:	The call date and the final calculation day are subject to postponement due to non-trading days and the occurrence of a market disruption event. In addition, the call settlement date and the stated maturity date will be postponed if the call date or the final calculation day, as applicable, is postponed, and will be adjusted for non-business days. For more information regarding adjustments to the call date, the final calculation day, the call settlement date, and the stated maturity date, see "General Terms of the Securities—Consequences of a Market Disruption Event; Postponement of a Calculation Day—Securities Linked to Multiple Market Measure" and "—Payment Dates" in the accompanying product supplement. For purposes of the product supplement, each of the call date and the final calculation day is a "calculation day," and the call settlement date and the stated maturity date is a "payment date." In addition, for information regarding the circumstances that may result in a market disruption event, see "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Market Disruption Events" in the accompanying product supplement.
Calculation Agent:	HSBC Securities (USA) Inc.
Estimated Initial Value:	The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value Of The Securities, Which Was Determined by Us on the Pricing Date, Is Expected to Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."
Material U.S. Tax Consequences:	For a discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of the securities, see "U.S. Federal Income Tax Considerations" herein and "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Agent's Commission and Other Fees:	HSBC Securities (USA) Inc. will receive an underwriting discount of $25.75 per security, which it will pay to the agent, Wells Fargo Securities, as a commission. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession of $20.00 per security. Such securities dealers may include WFA. In addition to the selling concession allowed to WFA, Wells Fargo Securities may pay $0.75 per

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $3.50 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

We expect to hedge our obligations through the agent, one of our or its affiliates and/or another unaffiliated counterparty, which expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the securities. If any dealer participating in the distribution of the securities or any of its affiliates conducts hedging activities for us in connection with the securities, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount, concession or fee received in connection with the sale of the securities to you.

Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP / ISIN:	40447BRR5 / US40447BRR59

_____



Additional Information About HSBC USA Inc. and the Securities

This document relates to the offering of securities identified on the cover page. As a purchaser of a security, you will acquire an investment instrument linked to the Underlying Stock. Although the offering relates to the Underlying Stock, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Stock, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, and the product supplement No. 2 dated May 8, 2024. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-9 of this pricing supplement and in "Risk Factors" beginning on page PS-5 of the product supplement, and beginning on page S-1 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including the product supplement, prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the product supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement and prospectus if you request them by calling toll-free 1-866-811-8049.

References to "HSBC," "the Issuer," "the Bank," "we," "us" and "our" in this pricing supplement are references to HSBC USA Inc. and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the product supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement dated May 8, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924058672/tm2413644d20_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Investor Considerations

The securities are not appropriate for all investors. The securities may be an appropriate investment for investors who:

- seek a fixed return equal to the call premium if the securities are automatically called on the call date;
- understand that the securities may be automatically called prior to the stated maturity and that the term of the securities may be as short as approximately one year;
- seek 200% leveraged exposure to the upside performance of the lowest performing Underlying Stock on the final calculation day if the securities are not automatically called and its ending price is greater than its starting price;
- understand that any positive return based on the depreciation of the lowest performing Underlying Stock will be limited to 40%, and that any depreciation of the lowest performing Underlying Stock from its starting price to its ending price of more than 40% will result in a loss, rather than a positive return, on the securities;
- are willing to accept the risk that, if the securities are not automatically called and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its starting price by more than 40%, they will be fully exposed to the decrease in the price of the lowest performing Underlying Stock on the final calculation day from its starting price, and will lose more than 40%, and possibly all, of the face amount at maturity;
- understand that the return on the securities will depend solely on the performance of the Underlying Stock that is the lowest performing Underlying Stock on the call date or the final calculation day, as applicable, and that they will not benefit in any way from the performance of the better performing Underlying Stock;
- understand that the securities are riskier than alternative investments linked to only one of the Underlying Stocks or linked to a basket composed of each Underlying Stock;
- are willing to forgo periodic interest payments on the securities and dividends or other distributions paid on the Underlying Stocks; and
- are willing to hold the securities until maturity or automatic call.

The securities may not be an appropriate investment for investors who:

- seek a liquid investment or are unable or unwilling to hold the securities to maturity or automatic call;
- seek a security with a fixed term;
- are unwilling to accept the risk that the securities will not be automatically called and the ending price of the lowest performing Underling Stock on the final calculation day may decrease from its starting price by more than 40%;
- seek full return of the face amount of the securities at stated maturity;
- seek exposure to a basket composed of the Underlying Stocks or a similar investment in which the overall return is based on a blend of the performances of the Underlying Stocks, rather than solely on the lowest performing Underlying Stock;
- are unwilling to purchase securities with an estimated value as of the pricing date that is lower than the original offering price;
- seek current income;
- are unwilling to accept the risk of exposure to the Underlying Stocks;
- seek exposure to the Underlying Stocks but are unwilling to accept the risk/return trade-offs inherent in the maturity payment amount for the securities;
- are unwilling to accept the credit risk of HSBC; or
- prefer the lower risk of conventional fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the securities are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the securities in light of your particular circumstances. You should also review carefully the "Selected Risk Considerations" herein and "Risk Factors" in the accompanying product supplement and prospectus supplement, for risks related to an investment in the securities. For more information about the Underlying Stock, please see "The Underlying Stocks" below.







Determining Timing and Amount of Payment on the Securities

Whether the securities are automatically called on the call date will each be determined based on the stock closing price of the lowest performing Underlying Stock on the call date as follows:

Is the stock closing price of the lowest performing Underlying Stock on the call date greater than or equal to its starting price?

- **Yes** → The securities will be automatically called and you will receive an amount per security equal to face amount plus the call premium on the call settlement date.
- **No** → The securities will not be automatically called, and you will receive a maturity payment amount that will be greater than, equal to or less than the face amount, depending on the ending price of the lowest performing Underlying Stock on the final calculation day as described below.

If the securities have not been automatically called, then on the stated maturity date, you will receive the maturity payment amount calculated as follows:

Is the ending price of the lowest performing Underlying Stock on the final calculation day greater than its starting price?

- **Yes** → You will receive per security:

  $1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day × upside participation rate)

- **No** → **Is the ending price of the lowest performing Underlying Stock on the final calculation day greater than or equal to its threshold price?**

  - **Yes** → You will receive per security:

    $1,000 + ($1,000 × absolute value of the stock return of the lowest performing Underlying Stock on the final calculation day)

  - **No** → You will receive per security:

    $1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day)

    In this case, you will lose more than 40%, and possibly all, of the face amount.

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Selected Risk Considerations

The securities have complex features and investing in the securities will involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of the risks relating to the securities generally in the "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the securities in light of your particular circumstances.

Risks Relating To The Structure Of The Securities

If The Securities Are Not Automatically Called And The Ending Price Of The Lowest Performing Underlying Stock On The Final Calculation Day Is Less Than Its Threshold Price, You Will Lose More Than 40%, And Possibly All, Of The Face Amount Of Your Securities At Maturity.

If the securities are not automatically called, we will not repay you a fixed amount on the securities on the stated maturity date. The maturity payment amount will depend on the direction of and percentage change in the ending price of the lowest performing Underlying Stock on the final calculation day relative to its starting price and the other terms of the securities. Because the price of each Underlying Stock will be subject to market fluctuations, the maturity payment amount may be more or less, and possibly significantly less, than the face amount of your securities.

If the securities are not automatically called and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, the maturity payment amount will be less than the face amount and you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock on the final calculation day from its starting price. The threshold price for each Underlying Stock is 60% of its starting price. For example, if the lowest performing Underlying Stock on the final calculation day has declined by 40.1% from its starting price to its ending price, you will not receive any benefit of the contingent downside feature and you will lose 40.1% of the face amount per security. As a result, you will not receive any protection if the price of the lowest performing Underlying Stock on the final calculation day declines below its threshold price and you will lose more than 40%, and possibly all, of the face amount per security at maturity. This is the case even if the price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its starting price or its threshold price at certain times during the term of the securities.

If the securities are not automatically called, even if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price, the maturity payment amount may only be slightly greater than the face amount, and your yield on the securities may be less than the yield you would earn if you bought a traditional interest-bearing debt security of HSBC or another issuer with a similar credit rating with the same stated maturity date.

If The Securities Are Automatically Called, Your Return Will Be Limited to the Call Premium.

If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of either Underlying Stock beyond the call premium, which may be significant. Accordingly, if the securities are automatically called, the return on the securities may be less than the return in a direct investment in the Underlying Stocks. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of either Underlying Stock at the upside participation rate.

Any Positive Return Based On The Depreciation Of The Lowest Performing Underlying Stock On The Final Calculation Day Is Effectively Capped.

Any positive return based on the depreciation of the lowest performing Underlying Stock on the final calculation day will be capped at 40% because the contingent absolute return feature is only operative if the ending price of the lowest performing Underlying Stock on the final calculation day does not decline by more than 40% from the starting price. Any depreciation of the lowest performing Underlying Stock on the final calculation day from the starting price to the ending price by more than 40% will result in a loss, rather than a positive return, on the securities.

The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Either Underlying Stock Performs Poorly, Even If The Other Underlying Stock Performs Favorably.

You are subject to the full risks of each Underlying Stock. If either Underlying Stock performs poorly, you will be negatively affected, even if the other Underlying Stock performs favorably. The securities are not linked to a basket composed of the Underlying Stocks, where the better performance of an Underlying Stock could offset the poor performance of the other. Instead, you are subject to the full risks of whichever Underlying Stock is the lowest performing Underlying Stock on the call date or the final calculation day, as applicable. As a result, the securities are riskier than an alternative investment linked to only one of the Underlying Stocks or linked to a basket composed of the Underlying Stocks. You should not invest in the securities unless you understand and are willing to accept the full downside risks of each Underlying Stock.

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Your Return On The Securities Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On The Call Date Or The Final Calculation Day, As Applicable, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.

Your return on the securities will depend solely on the performance of the Underlying Stock that is the lowest performing Underlying Stock on the call date or the final calculation day, as applicable. Although it is necessary for each Underlying Stock to close at or above its respective starting price on the call date in order for the securities to be automatically called for the call premium or at or above its respective threshold price in order for you to receive at least the face amount of your securities at maturity, you will not benefit in any way from the performance of the better performing Underlying Stock. The securities may underperform an alternative investment linked to a basket composed of the Underlying Stocks, since in such case the performance of the better performing Underlying Stock would be blended with the performance of the lowest performing Underlying Stock, resulting in a better return than the return of the lowest performing Underlying Stock alone.

You Will Be Subject To Risks Resulting From The Relationship Between The Underlying Stocks.

It is preferable from your perspective for the Underlying Stocks to be correlated with each other so that their prices will tend to increase or decrease at similar times and by similar magnitudes. By investing in the securities, you assume the risk that the Underlying Stocks will not exhibit this relationship. The less correlated the Underlying Stocks, the more likely it is that one of the Underlying Stocks will be performing poorly at any time over the term of the securities. All that is necessary for the securities to perform poorly is for one of the Underlying Stocks to perform poorly; the performance of the better performing Underlying Stock is not relevant to your return on the securities. It is impossible to predict what the relationship between the Underlying Stocks will be over the term of the securities. To the extent the Underlying Stocks operate in different industries or sectors of the market, such industries and sectors may not perform similarly over the term of the securities.

You Will Be Subject To Reinvestment Risk.

If your securities are automatically called, the term of the securities may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to maturity.

No Periodic Interest Will Be Paid On The Securities.

No periodic payments of interest will be made on the securities. However, if the agreed-upon tax treatment is successfully challenged by the Internal Revenue Service (the "IRS"), you may be required to recognize taxable income over the term of the securities. You should review the section of this pricing supplement entitled "United States Federal Tax Considerations."

The Call Settlement Date Or The Stated Maturity Date May Be Postponed If The Call Date Or The Final Calculation Day Is Postponed.

The call date or the final calculation day with respect to an Underlying Stock will be postponed if the originally scheduled call date or final calculation day is not a trading day with respect to either Underlying Stock or if the calculation agent determines that a market disruption event has occurred or is continuing with respect to that Underlying Stock on that day. If such a postponement occurs with respect to the call date, then the call settlement date will be postponed. If such a postponement occurs with respect to the final calculation day, the stated maturity date will be the later of (i) the initial stated maturity date and (ii) three business days after the final calculation day as postponed.

<u>Risk Relating To The Credit Risk Of HSBC</u>

The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

The securities are our obligations exclusively and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the securities are subject to our creditworthiness, and you will have no ability to pursue the issuer of either Underlying Stock for payment. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the securities and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the securities. See "Description of Senior Debt Securities—Events of Default" in the prospectus.

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

The Estimated Initial Value Of The Securities, Which Was Determined By Us On The Pricing Date, Is Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.

The estimated initial value of the securities was calculated by us on the pricing date and is less than the original offering price. The estimated initial value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.

The original offering price takes into account certain costs. These costs include the underwriting discount, our hedge counterparty's projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Stocks and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

Assuming that all relevant factors remain constant after the issue date, the price at which HSBC Securities (USA) Inc. or the agent may initially buy or sell the securities in the secondary market, if any, and the value used for customer account statements, if any, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 3 months after the issue date. This temporary price difference may exist because, in its discretion, HSBC Securities (USA) Inc. or the agent may elect to effectively reimburse to investors a portion of the estimated hedging cost and other costs in connection with the securities that will no longer be incurred over the term of the securities. This discretionary election will be made, and the temporary reimbursement period will be determined, on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of the estimated costs which may be effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and such reimbursement may be discontinued at any time, or the duration of the reimbursement period may be shortened after the issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the securities prior to maturity or automatic call will be affected by the then-current price of each Underlying Stock, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the securities: performance of the Underlying Stock; volatility of the Underlying Stocks; correlation between the Underlying Stocks; economic and other conditions generally; interest rates; dividend yields; our credit ratings or credit spreads; and time remaining to maturity. When we refer to the "value" of your security, we mean the value you could receive for your security if you are able to sell it in the open market before the stated maturity date.

The value of the securities will also be limited by the automatic call feature because if the securities are automatically called, your return will be limited to the call premium, and you will not receive the potentially higher payment that may have been paid if you had held the securities until the stated maturity date. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the securities attributable to another factor, such as a change in the price of any or all of the Underlying Stocks. Because numerous factors are expected to affect the value of the securities, changes in the prices of the Underlying Stocks may not result in a comparable change in the value of the securities.



The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

The securities will not be listed on any securities exchange. Although Wells Fargo Securities and/or its affiliates may purchase the securities from holders, they are not obligated to do so and are not required to make a market for the securities. There can be no assurance that a secondary market will develop for the securities. Because we do not expect that any market makers will participate in a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which Wells Fargo Securities and/or its affiliates are willing to buy your securities.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your securities prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the securities to maturity or automatic call.

Risks Relating To The Underlying Stocks

Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

- **Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.** Investing in the securities is not equivalent to investing in the Underlying Stocks. As an investor in the securities, your return will not reflect the return you would realize if you actually owned and held the Underlying Stocks for a period similar to the term of the securities because you will not receive any dividend payments, distributions or any other payments paid on an Underlying Stock. As a holder of the securities, you will not have any voting rights or any other rights that holders of an Underlying Stock would have.

- **Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.**

- **The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.**

- **We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.**

- **We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.**

- **You Have Limited Anti-dilution Protection.**

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the securities, which we refer to as a "participating dealer," will potentially be adverse to your interests as an investor in the securities. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the securities, and in so doing they will have no obligation to consider your interests as an investor in the securities. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the securities.

- *The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.* HSBC Securities (USA) Inc., which is our affiliate, will be the calculation agent for the securities. As calculation agent, HSBC Securities (USA) Inc. will determine any values of the Underlying Stock and make any other determinations necessary to calculate any payments on the securities. In making these determinations, HSBC Securities (USA) Inc. may be required to make discretionary judgments that may adversely affect any payments on the securities. See the sections entitled "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Market Disruption Events" and "—Adjustment Events" in the accompanying product supplement. In making these discretionary judgments, the fact that HSBC Securities (USA) Inc. is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the securities, and HSBC Securities (USA) Inc.'s determinations as calculation agent may adversely affect your return on the securities.

- *Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of an Underlying Stock.*



- *Business activities of our affiliates or any participating dealer or its affiliates with an Underlying Stock Issuer may adversely affect the price of an Underlying Stock.*

- *Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of an Underlying Stock.*

- *Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of an Underlying Stock.*

- *A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.*

- *An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials.*

Risks Relating To Tax

The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

For a discussion of the U.S. federal income and estate tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.



Hypothetical Examples and Returns

The payout profile, return table and examples below illustrate hypothetical payments upon an automatic call or at maturity for a $1,000 face amount security on a hypothetical offering of securities under various scenarios, with the assumptions set forth in the table below. The terms used for purposes of these hypothetical examples do not represent the actual starting price or threshold price for either Underlying Stock. The hypothetical starting price of $100.00 for each Underlying Stock has been chosen for illustrative purposes only and does not represent the actual starting price of either Underlying Stock. The actual starting price and threshold price are set forth under "Terms of the Securities" above. For historical data regarding the actual closing prices for each Underlying Stock, see the historical information set forth herein. The payout profile, return table and examples below assume that an investor purchases the securities for $1,000 per security. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis. The actual amount you receive at stated maturity or upon automatic call and the resulting pre-tax total rate of return will depend on the actual terms of the securities.

Call Premium:	35.00% of the face amount
Upside Participation Rate:	200.00%
Hypothetical Starting Price:	For each Underlying Stock, $100.00
Hypothetical Threshold Price:	For each Underlying Stock, $60.00 (60% of the hypothetical starting price)

Hypothetical Payout Profile



Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Hypothetical Returns

If the securities are automatically called:

If the securities are automatically called prior to stated maturity, you will receive the face amount of your securities plus the call premium, resulting in a hypothetical pre-tax total rate of return of 35.00%.

If the securities are not automatically called:

Hypothetical ending price of lowest performing Underlying Stock on the final calculation day	Hypothetical stock return of lowest performing Underlying Stock on the final calculation day[1]	Hypothetical maturity payment amount per security	Hypothetical pre-tax total rate of return[2]
$175.00	75.00%	$2,500.00	150.00%
$150.00	50.00%	$2,000.00	100.00%
$140.00	40.00%	$1,800.00	80.00%
$130.00	30.00%	$1,600.00	60.00%
$120.00	20.00%	$1,400.00	40.00%
$110.00	10.00%	$1,200.00	20.00%
$105.00	5.00%	$1,100.00	10.00%
$100.00	**0.00%**	**$1,000.00**	**0.00%**
$90.00	-10.00%	$1,100.00	10.00%
$80.00	-20.00%	$1,200.00	20.00%
$70.00	-30.00%	$1,300.00	30.00%
$60.00	**-40.00%**	**$1,400.00**	**40.00%**
$59.00	-41.00%	$590.00	-41.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	-100.00%	$0.00	-100.00%

[1] The stock return of the lowest performing Underlying Stock on the final calculation day is equal to the percentage change from its starting price to its ending price (i.e., the ending price of the lowest performing Underlying Stock on the final calculation day *minus* its starting price, *divided* by its starting price).

[2] The hypothetical pre-tax total rate of return is the number, expressed as a percentage, that results from comparing the maturity payment amount per security to the face amount of $1,000.

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



Hypothetical Examples Of Payment Upon An Automatic Call Or At Stated Maturity

Example 1. The stock closing price of the lowest performing Underlying Stock on the call date is greater than its starting price, and the securities are automatically called on the call date:

	NKE	INTC
Hypothetical starting price:	$100.00	$100.00
Hypothetical stock closing price on the call date:	$175.00	$150.00
Hypothetical stock return on the call date:	75.00%	50.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the call date.

In this example, the INTC has the lowest stock return and is, therefore, the lowest performing Underlying Stock on the call date.

Step 2: Determine whether the securities will be automatically called on the call date.

Because the hypothetical stock closing price of the lowest performing Underlying Stock on the call date is greater than its hypothetical starting price, the securities are automatically called on the call date and you will receive on the call settlement date the face amount of your securities plus a call premium of 35.00% of the face amount. In this example, even though the lowest performing Underlying Stock on the call date appreciated by 50.00% from its starting price to its stock closing price on the call date, your return on the securities is limited to the call premium of 35.00%.

On the call settlement date, you would receive $1,350.00 per security.

Example 2. The securities are not automatically called. The maturity payment amount is greater than the face amount:

	NKE	INTC
Hypothetical starting price:	$100.00	$100.00
Hypothetical stock closing price on the call date:	$80.00	$95.00
Hypothetical ending price:	$110.00	$150.00
Hypothetical threshold price:	$60.00	$60.00
Hypothetical stock return on the final calculation day:	10.00%	50.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the NKE has the lowest stock return and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the stock return of the lowest performing Underlying Stock on the final calculation day.

Because the hypothetical stock closing price of the lowest performing Underlying Stock on the call date is less than its hypothetical starting price, the securities are not automatically called. Because the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is greater than its hypothetical starting price, the maturity payment amount per security would be equal to:

$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day × upside participation rate)

$1,000 + ($1,000 × 10.00% × 200.00%)

= $1,200.00

On the stated maturity date, you would receive $1,200.00 per security.



Example 3. The securities are not automatically called. The maturity payment amount is greater than the face amount:

	NKE	INTC
Hypothetical starting price:	$100.00	$100.00
Hypothetical stock closing price on the call date:	$70.00	$90.00
Hypothetical ending price:	$90.00	$125.00
Hypothetical threshold price:	$60.00	$60.00
Hypothetical stock return on the final calculation day:	-10.00%	25.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the NKE has the lowest stock return and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the stock return of the lowest performing Underlying Stock on the final calculation day.

Because the hypothetical stock closing price of the lowest performing Underlying Stock on the call date is less than its hypothetical starting price, the securities are not automatically called. Because the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is less than its hypothetical starting price, but greater than or equal to the hypothetical threshold price, you will receive the face amount plus a positive return based on the absolute value of the stock return of the lowest performing Underlying Stock. The maturity payment amount per security would be calculated as follows

$1,000 + ($1,000 × absolute value of the stock return of the lowest performing Underlying Stock on the final calculation day)

$1,000 + ($1,000 × 10.00%)

= $1,100.00

On the stated maturity date, you would receive $1,100.00 per security.

Example 4. The securities are not automatically called. The maturity payment amount is less than the face amount:

	NKE	INTC
Hypothetical starting price:	$100.00	$100.00
Hypothetical stock closing price on the call date:	$75.00	$80.00
Hypothetical ending price:	$20.00	$105.00
Hypothetical threshold price:	$60.00	$60.00
Hypothetical stock return on final calculation day:	-80.00%	5.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the NKE has the lowest stock return and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the stock return of the lowest performing Underlying Stock on the final calculation day.

Because the hypothetical stock closing price of the lowest performing Underlying Stock on the call date is less than its hypothetical starting price, the securities are not automatically called. Because the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is less than its hypothetical starting price by more than 50%, you would lose a portion of the face amount of your securities and receive the maturity payment amount equal to:

$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day)

$1,000 + ($1,000 × -80.00%)

= $200.00

On the stated maturity date you would receive $200.00 per security. As this example illustrates, if the securities are not automatically called and either Underlying Stock depreciates by more than 40% from its starting price to its ending price, you will incur a loss on the securities at maturity, even if the other Underlying Stock has appreciated or have not declined below their respective threshold prices.

Market Linked Securities—Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Class B Common Stock of NIKE, Inc. and the Common Stock of Intel Corporation due November 26, 2027



The Underlying Stocks

NIKE, Inc.

NIKE, Inc. designs, develops, and markets athletic footwear, apparel, equipment, and accessory products for men, women, and children. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10635, or its CIK Code: 0000320187. Its Class B common stock is listed on the New York Stock Exchange under the ticker symbol "NKE."

Historical Data

We obtained the closing prices of NKE in the graph below from Bloomberg Finance L.P. ("Bloomberg") without independent verification. The historical performance of NKE should not be taken as an indication of future performance, and no assurances can be given as to the closing price of NKE on the calculation days. We cannot give you assurance that the performance of NKE will result in the return of any of your investment.

The following graph sets forth daily closing prices of NKE for the period from January 1, 2019 to November 22, 2024. The closing price of NKE on November 22, 2024 was $77.40.



Historical Performance of NKE

Source: Bloomberg



Intel Corporation

Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory, graphic, network and communication, systems management software, conferencing, and digital imaging products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-06217, or its CIK Code: 0000050863. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol "INTC."

Historical Data

We obtained the closing prices of INTC in the graph below from Bloomberg without independent verification. The historical performance of INTC should not be taken as an indication of future performance, and no assurances can be given as to the closing price of INTC on the calculation days. We cannot give you assurance that the performance of INTC will result in the return of any of your investment.

The following graph sets forth daily closing prices of INTC for the period from January 1, 2019 to November 22, 2024. The closing price of INTC on November 22, 2024 was $24.50.

Historical Performance of INTC



Source: Bloomberg



U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income and estate tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlying Stocks. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlying Stocks. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the security for more than one year at such time for U.S. federal income tax purposes. If the securities are held by the same U.S. holder until maturity, that holder's holding period will generally include the maturity date.

We will not attempt to ascertain whether any Underlying Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlying Stocks and consult your tax advisor regarding the possible consequences to you if any Underlying Stock is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. A determination that the securities are not subject to Section 871(m) is not binding on the Internal Revenue Service, and the Internal Revenue Service may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. It is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stocks or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Stocks or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.



Validity Of The Securities

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.